Exhibit 99.4

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 871 905 100 euros
542 051 180 R.C.S. Nanterre

www.total.com

FOR IMMEDIATE RELEASE

APPOINTMENTS WITHIN THE TOTAL GROUP

Paris — July 17, 2003 — Michel Bénézit, previously holding the position of Senior Vice President Africa, Exploration and Production Division, is appointed Senior Vice President Northern Europe, Exploration and Production Division as of September 1st, 2003.

Aged 48, Michel Bénézit is a graduate of Ecole Polytechnique and Ecole des Mines. In 1980, he was appointed Director of mining and energy in New Caledonia, based in Noumea, then held various positions in government ministries in France. He joined Total in 1986 and was put in charge of planning of Total Petroleum North America in Denver (USA). In 1989, he became managing director of Total Austral in Argentina. Upon returning in Paris, he became Vice President of Total’s activities in Gas, Electricity and Coal, before becoming Vice President, Europe with Total Refining and Marketing. A member of the Group Management Committee since May 1995, he became Vice President Overseas in July 1995. He was appointed Vice President, Exploration and Production, TotalFina in July 1999. He has been Senior Vice President, Africa, Exploration and Production of TotalFinaElf since 2000.

Jean Privey, previously holding the position of Vice President Gas and Power, is appointed at the same date Senior Vice President Africa, Exploration and Production Division.

Aged 54, Jean Privey is a graduate of the Ecole Centrale (Paris) and holds a bachelor’s degree in Economics. He joined Elf in 1972, first in charge of general economic studies, then in charge of follow up of Exploration and Production activities and Group Consolidation with the Corporate Planning Division. In 1980 he joined Cameroon Country Representation before being appointed at Elf Serepca in Yaoundé (Cameroon) and then Chief Financial and Administrative Officer at Elf Petroland BV (the Hague, Netherlands). He then became successively Vice President of Africa Division within the Finance Division of Elf Exploration and Production and Chief Financial Officer for Hydrocarbon Division in Paris. In 1993 he was appointed Chairman President and Chief Executive Officer of Elf Aquitaine Inc in New York and Group Representative in the United States. Upon returning in Paris he became Vice President Natural Gas and then Vice President Group Audit Division. In 1999, he became Chief Executive Officer of TotalFinaElf Exploration and Production Angola and Group Representative in Angola. He has been Vice President Gas and Power within Upstream Division of TotalFinaElf since January 2002.

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